                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE PLAN YEAR ENDED DECEMBER 31, 2000






                           COMMISSION FILE NO: 1-9223





                        SERVICE MERCHANDISE COMPANY, INC.
                           SAVINGS AND INVESTMENT PLAN





                        SERVICE MERCHANDISE COMPANY, INC.
                 P.O. BOX 24600, NASHVILLE, TENNESSEE 37202-4600
                                (MAILING ADDRESS)
           7100 SERVICE MERCHANDISE DRIVE, BRENTWOOD, TENNESSEE 37027
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                 PAGE
INDEPENDENT AUDITORS' REPORT                                      1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   DECEMBER 31, 2000 AND 1999:

   Statements of Net Assets Available for Benefits                2

   Statements of Changes in Net Assets Available for Benefits     3

   Notes to Financial Statements                                  4 - 7

SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED
   DECEMBER 31, 2000:

   Schedule of Assets (Held at End of Year)                       8





NOTE: Other schedules not included have been omitted as they are not applicable.

INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of
Service Merchandise Company, Inc.
  Savings and Investment Plan
Brentwood, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Service Merchandise Company, Inc. Savings and Investment Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP

Nashville, Tennessee
May 25, 2001

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                           2000         1999
                                                        -----------  -----------
ASSETS:
  Investments, at fair value:
    Shares of mutual funds                              $59,266,151  $63,308,148
    Shares of Service Merchandise Company, Inc. common
      stock                                                  72,400      230,757
    Participant notes receivable                          2,307,450    3,363,415
                                                        -----------  -----------
        Total investments                                61,646,001   66,902,320
                                                        -----------  -----------
  Receivables:
    Participants' contributions                             178,437       86,591
    Interest                                                  6,869        4,469
                                                        -----------  -----------
        Total receivables                                   185,306       91,060
                                                        -----------  -----------
            Total assets                                 61,831,307   66,993,380
                                                        -----------  -----------
LIABILITIES:
  Payable to participants                                    81,189           --
                                                        -----------  -----------
            Total liabilities                                81,189           --
                                                        -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS                       $61,750,118  $66,993,380
                                                        ===========  ===========

The accompanying notes are an integral part of these financial statements.

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                         2000            1999
                                                    ------------    ------------
Additions to net assets attributed to:
  Investment income:
    Net depreciation in fair value of investments   $ (1,763,833)   $ (1,042,819)
    Dividends and interest                             5,695,688       5,497,042
                                                    ------------    ------------
                                                       3,931,855       4,454,223
                                                    ------------    ------------
  Participants' contributions                          4,919,275       6,272,255
                                                    ------------    ------------
        Total additions                                8,851,130      10,726,478
                                                    ------------    ------------

Deductions from net assets attributed to:
  Benefits paid to participants                       14,003,332      22,092,872
  Administrative expenses                                 91,060         121,015
                                                    ------------    ------------
        Total deductions                              14,094,392      22,213,887
                                                    ------------    ------------
Net decrease                                          (5,243,262)    (11,487,409)

Net assets available for benefits:
  Beginning of year                                   66,993,380      78,480,789
                                                    ------------    ------------
  End of year                                       $ 61,750,118    $ 66,993,380
                                                    ============    ============


The accompanying notes are an integral part of these financial statements.

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The Service Merchandise Company, Inc. Savings and Investment Plan (the "Plan") is a qualified defined contribution plan under sections 401(a) and 401(k) of the Internal Revenue Code covering eligible associates of Service Merchandise Company, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      On March 27, 1999, the Company filed a voluntary petition for reorganization under Chapter 11 of title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court seeking court supervision of the Company's restructuring efforts. The Company announced in February 2000 that the plan or plans of reorganization currently being considered involve a debt conversion of the Company's claims into new common equity of the reorganized company. Under such circumstances, the Company's existing common stock is highly speculative and is possibly worthless if the current plan of reorganization under consideration is consummated.

      The following brief description of the Plan is intended to give a general summary of its principal provisions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      ELIGIBILITY - All associates are eligible upon completing one year of qualified service, as defined in the Plan document, and reaching a minimum age of 21.

      CONTRIBUTIONS - Associates may contribute through salary deferral from 1% to 15% of their annual pretax salary up to the maximum amount allowed by law. The Plan provides for a matching contribution to be made by the Company based on the ratio of "net profit," as defined, to net sales of the Company for the fiscal year corresponding with the previous Plan year. "Net profit" is defined as the Company's net profit 1) excluding any additional interest and expenses attributable to the Company's 1989 recapitalization, 2) excluding the provision for income taxes and any extraordinary items, and 3) excluding the pretax charge for restructuring costs taken in the first quarter of 1997 pursuant to a business restructuring plan adopted on March 25, 1997.

           NET PROFIT AS A PERCENTAGE OF COMPANY
            SALES FOR FISCAL YEAR CORRESPONDING                 EMPLOYER MATCH
                  WITH PREVIOUS PLAN YEAR                         PERCENTAGE
                  -----------------------                         ----------
                            0%                                         0%
             Greater than 0% but less than 1%                         10%
                1% or more but less than 2%                           20%
                2% or more but less than 3%                           30%
                3% or more but less than 4%                           40%
                        4% or more                                    50%

      The Company's maximum matching contribution is limited to the first 6% of a participant's compensation, as defined in the Plan. In accordance with the aforementioned calculation, the Company's matching contribution was 0% for the 2000 and 1999 Plan years.

      VESTING - Participants are immediately 100% vested in all associate and Company contributions.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and the Company's matching contribution. Plan earnings are allocated based on the participant's pro-rata share of each investment fund.

      INVESTMENT OPTIONS - Under the Plan, participants have a variety of investment options available. The mutual fund options are proprietary products of T. Rowe Price, the investment manager and Plan trustee.

      Participants may invest their account in minimum whole increments of 1%. On March 18, 1999, the Plan was amended to remove the Company's common stock as an investment option for future contributions or changes in participant investment elections. Currently, participants may invest their account in any of the following investment options:

            New Income Fund consisting, according to the fund's prospectus, primarily of income-producing investment-grade debt securities.

            U.S. Treasury Fund consisting, according to the fund's prospectus, exclusively of short-term U.S. government-backed securities, primarily U.S. Treasuries.

            Equity Income Fund consisting, according to the fund's prospectus, primarily of dividend-paying common stocks, with emphasis on established companies, with prospects for both increasing dividends and capital appreciation.

            Capital Appreciation Fund consisting, according to the fund's prospectus, of investments in common stocks believed by T. Rowe Price to be undervalued in relation to various measures, such as assets or earnings, and also investments in fixed income and other securities.

            Spectrum Growth Fund consisting, according to the fund's prospectus, of investments in primarily T. Rowe Price domestic stock funds and also in a T. Rowe Price foreign stock fund.

            Balanced Fund consisting, according to the fund's prospectus, of approximately 60% in common stocks and the balance in fixed income securities and cash reserves.

            New Horizons Fund consists, according to the fund's prospectus, primarily of common stocks of small, rapidly growing companies.

            International Stock Fund consists, according to the fund's prospectus, of common stocks of established, non-U.S. companies.

      Earnings from the funds, consisting primarily of interest and dividends, are automatically reinvested in their respective fund.

      At December 31, 2000, there was a total of 3,020 participants in the Plan.

      LOANS TO PARTICIPANTS - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balances. Loan transactions are treated as a transfer to
      (from) the investment fund and (from) to the Participant Loan Account. The loans are secured by the participant's account and bear interest at a rate on the date of loan origination which is comparable to the interest rate charged by lending institutions for loans made under similar circumstances as determined by the Plan trustee. Interest rates on outstanding participant loans ranged from 7.0% to 12.0% at December 31, 2000 and from 7.0% to 12.5% at December 31, 1999. Principal and interest are paid ratably through weekly payroll deductions. Loan repayment periods generally range from one to five years. At December 31, 2000, 507 participants had loans outstanding from the Plan.

      PAYMENT OF BENEFITS - Upon termination of employment prior to retirement, all participant balances less than $5,000 are distributed in a lump-sum amount. Balances $5,000 and above may, at the participant's option, be distributed in a lump-sum or held until retirement. Upon becoming permanently and totally disabled or upon normal retirement, the participant has the option of receiving his or her balance as a lump-sum, in installments, or as a combination. Distributions upon the death of a participant are paid in a lump-sum amount.

      As of December 31, 2000 and 1999, net assets available for benefits included $1,865,931 and $2,551,080, respectively, due to participants who have withdrawn from participation in the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan's financial statements are prepared under the accrual method of accounting.

      INVESTMENTS are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's common stock is valued at its quoted market price at year-end. Participant notes receivable are valued at cost which approximates fair value.

      PAYMENTS OF BENEFITS - Benefits are recorded when paid.

      NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS includes both realized and unrealized (depreciation) appreciation.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Statement requires, among other things, that all derivatives be recorded on the balance sheet at fair value. SFAS No. 133, as amended, is effective for the Plan beginning January 1, 2001. The adoption of this Statement will not have a material effect on the Plan's financial statements.

3.    RELATED PARTY TRANSACTIONS

      The Plan is administered by the Employee Benefit Plan Committee appointed by the Company's Board of Directors. T. Rowe Price serves as trustee and investment manager. Fees paid to the trustee by Plan participants amounted to $91,060 and $121,015 for the years ended December 31, 2000 and 1999, respectively.

4.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan assets will be distributed, if permissible, or transferred for the benefit of participants in relation to their vested account balances.

5.    TAX STATUS

      The Plan has received a determination letter dated September 5, 1996 indicating it is qualified under Section 401(a) and meets the additional requirements of section 401(k) of the Internal Revenue Code ("IRC") and that the related trust is exempt from federal income tax under Section 501(a) of the Internal Revenue Code. Although the Plan has been amended since the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.    INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2000 and 1999:


                                                      2000            1999
                                                  -----------     -----------
      T. Rowe Price Equity Income Fund            $17,628,806     $21,931,765
      T. Rowe Price U.S. Treasury Fund             10,874,647      11,890,363
      T. Rowe Price Spectrum Growth Fund            9,894,498      10,328,476
      T. Rowe Price New Income Fund                 6,479,224       6,899,577
      T. Rowe Price Balanced Fund                   5,027,076       5,739,446
      T. Rowe Price Capital Appreciation Fund       4,792,461       4,630,914
      T. Rowe Price New Horizons Fund               3,693,622


                                     ******

SERVICE MERCHANDISE COMPANY, INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000
--------------------------------------------------------------------------------


   (a)              (b)                                        (c)                         (d)+           (e)
                                                    Description of investment
         Identity of issue, borrower,      including maturity date, rate of interest,                    Current
           lessor, or similar party             collateral, par or maturity value           Cost          value
           ------------------------             ---------------------------------           ----          -----
    *    T. Rowe Price                        Equity Income Fund                                      $ 17,628,806

    *    T. Rowe Price                        U.S. Treasury Fund                                        10,874,647

    *    T. Rowe Price                        Spectrum Growth Fund                                       9,894,498

    *    T. Rowe Price                        New Income Fund                                            6,479,224

    *    T. Rowe Price                        Balanced Fund                                              5,027,076

    *    T. Rowe Price                        Capital Appreciation Fund                                  4,792,461

    *    T. Rowe Price                        New Horizons Fund                                          3,693,622

    *    T. Rowe Price                        International Stock Fund                                     875,817

    *    Service Merchandise Company, Inc.    Common stock - $.50 par value                                 72,400

         Participant notes receivable         Interest rates ranging from 7.0% to 12.0%                  2,307,450
                                                                                                       -----------
             Total investments                                                                         $61,646,001
                                                                                                       ===========

* Represents party-in-interest.

+ Cost information is omitted as all investments are participant directed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       SERVICE MERCHANDISE COMPANY, INC.


Date:   June 28, 2001                  /s/ C. Steven Moore
                                       -----------------------------------------
                                       C. Steven Moore
                                       Committee Member


Date:   June 28, 2001                  /s/ Michael E. Hogrefe
                                       -----------------------------------------
                                       Michael E. Hogrefe
                                       Committee Member


Date:   June 28, 2001                  /s/ Eric A. Kovats
                                       -----------------------------------------
                                       Eric A. Kovats
                                       Committee Member


Date:   June 28, 2001                  /s/ John Rolison
                                       -----------------------------------------
                                       John Rolison
                                       Committee Member


Date:   June 28, 2001                  /s/ Amy Wooden
                                       -----------------------------------------
                                       Amy Wooden
                                       Committee Member

                                 EXHIBIT INDEX


Exhibit No.     Description                           Submission Media
-----------     --------------------------------      ----------------
Ex 23           Consent of Deloitte & Touche LLP,     Electronic
                Independent Public Accountants,
                dated June 28, 2001





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